EXHIBIT 21.01

SOUTHWEST GAS CORPORATION

LIST OF SUBSIDIARIES OF THE REGISTRANT

AT DECEMBER 31, 2013

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE
Paiute Pipeline Company	Nevada
NPL Construction Co.	Nevada
Southwest Gas Transmission Company	Limited partnership between
Southwest Gas Corporation
and Utility Financial Corp.
Southwest Gas Capital II, III, IV	Delaware
Utility Financial Corp.	Nevada
The Southwest Companies	Nevada